SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Eargo, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

270087109

(CUSIP Number)

Ben Yip

Nan Fung Trinity (HK) Limited

Room 1701-1707 Nan Fung Tower

88 Connaught Road C & 173 Des Voeux Road

Central, Hong Kong

Tel. +852 3106 7898

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) Nan Fung Group Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,958,099*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,958,099*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,958,099*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%**
14.	TYPE OF REPORTING PERSON CO

*

Consists of 293,597 shares of Common Stock directly held by Permwell Management Limited and 2,664,502 shares of Common Stock directly held by Pivotal Alpha Limited. See Item 2(a) of this Schedule 13D/A.

**

Based on 39,411,069 shares of Common Stock issued and outstanding as reported on the Issuer’s Form 10-Q filed on November 7, 2022, and an additional 375,000,000 shares of common stock issued and outstanding as reported in Exhibit 99.1 to the Issuer’s Form 8-K filled on December 12, 2022, for a total of 414,411,069 shares of Common Stock issued and outstanding.

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) NF Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,958,099*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,958,099*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,958,099*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%**
14.	TYPE OF REPORTING PERSON CO

*

Consists of 293,597 shares of Common Stock directly held by Permwell Management Limited and 2,664,502 shares of Common Stock directly held by Pivotal Alpha Limited. See Item 2(a) of this Schedule 13D/A.

**

Based on 39,411,069 shares of Common Stock issued and outstanding as reported on the Issuer’s Form 10-Q filed on November 7, 2022, and an additional 375,000,000 shares of common stock issued and outstanding as reported in Exhibit 99.1 to the Issuer’s Form 8-K filled on December 12, 2022, for a total of 414,411,069 shares of Common Stock issued and outstanding.

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) Permwell Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 293,597
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 293,597

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,597
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%*
14.	TYPE OF REPORTING PERSON CO

*

Based on 39,411,069 shares of Common Stock issued and outstanding as reported on the Issuer’s Form 10-Q filed on November 7, 2022, and an additional 375,000,000 shares of common stock issued and outstanding as reported in Exhibit 99.1 to the Issuer’s Form 8-K filled on December 12, 2022, for a total of 414,411,069 shares of Common Stock issued and outstanding.

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) Grand Epoch Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,664,502*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,664,502*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,502*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%**
14.	TYPE OF REPORTING PERSON CO

*	Shares directly held by Pivotal Alpha Limited. See Item 2(a) of this Schedule 13D/A.
**

Based on 39,411,069 shares of Common Stock issued and outstanding as reported on the Issuer’s Form 10-Q filed on November 7, 2022, and an additional 375,000,000 shares of common stock issued and outstanding as reported in Exhibit 99.1 to the Issuer’s Form 8-K filled on December 12, 2022, for a total of 414,411,069 shares of Common Stock issued and outstanding.

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) Eternal Sky Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,664,502*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,664,502*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,502*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%**
14.	TYPE OF REPORTING PERSON CO

*	Shares directly held by Pivotal Alpha Limited. See Item 2(a) of this Schedule 13D/A.
**

Based on 39,411,069 shares of Common Stock issued and outstanding as reported on the Issuer’s Form 10-Q filed on November 7, 2022, and an additional 375,000,000 shares of common stock issued and outstanding as reported in Exhibit 99.1 to the Issuer’s Form 8-K filled on December 12, 2022, for a total of 414,411,069 shares of Common Stock issued and outstanding.

CUSIP No. 270087109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) Pivotal Alpha Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,664,502
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,664,502

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,502
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON CO

*

Based on 39,411,069 shares of Common Stock issued and outstanding as reported on the Issuer’s Form 10-Q filed on November 7, 2022, and an additional 375,000,000 shares of common stock issued and outstanding as reported in Exhibit 99.1 to the Issuer’s Form 8-K filled on December 12, 2022, for a total of 414,411,069 shares of Common Stock issued and outstanding.

CUSIP No. 270087109

SCHEDULE 13D

Item 1.	Security and Issuer.

Reference is made to the statement on Schedule 13D filed on October 29, 2020 (the “Original Schedule 13D”) and relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Eargo, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1600 Technology Drive, 6th floor, San Jose, CA 95110.

This Amendment No. 1 (the “Amendment”) hereby amends and supplements the Original Schedule 13D as described herein. Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth thereto in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a) The securities of the Issuer reported herein are directly held by Pivotal Alpha and Permwell. Pivotal Alpha is wholly-owned by Eternal Sky, which is wholly-owned by Grand Epoch. Grand Epoch and Permwell are both wholly-owned by NFIHL, which is wholly-owned by NFGHL. The members of the Executive Committee of NFGHL make investment decisions with respect to the securities of the Issuer held by Pivotal Alpha and Permwell. Mr. Kam Chung Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung,Mr. Pui Kuen Cheung, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL. Pivotal Alpha, Eternal Sky and Grand Epoch each disclaims beneficial ownership of the securities reported herein as beneficially owned by Permwell and Permwell disclaims beneficial ownership of the securities reported herein as beneficially owned by Pivotal Alpha, Eternal Sky and Grand Epoch.

Item 3.	Source and Amount of Funds or Other Consideration.

No changes.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

Peter Bisgaard, who is a Managing Director of Nan Fung Life Sciences and a Managing Partner of Pivotal Bioventure Partners LLC (both affiliates of the Reporting Persons) resigned his position on the board of directors of the Issuer as of August 3, 2022.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)-(b) In addition, Peter Bisgaard directly beneficially owns (i) 41,970 shares of Common Stock, and (ii) a fully vested option to purchase 6,666 shares of Common Stock at an exercise price of $18.00 per share. Mr. Bisgaard resigned his position on the board of directors of the Issuer as of August 3, 2022. Mr. Bisgaard disclaims beneficial ownership of all securities reported as beneficially owned by the Reporting Persons, except to the extent of his pecuniary interest, if any, therein.

(e) On November 23, 2022, the Issuer issued a total of 375,000,000 shares of Common Stock in connection with a rights offering (the “Rights Offering”) and notes conversion. The Reporting Persons did not participate in the Rights Offering. As a result of the increase to the number of outstanding shares of Common Stock resulting from the Rights Offering, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

CUSIP No. 270087109

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.	Material to be Filed as Exhibits.

No changes.

CUSIP No. 270087109

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

NAN FUNG GROUP HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

NF INVESTMENT HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

PERMWELL MANAGEMENT LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

GRAND EPOCH HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

ETERNAL SKY HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

PIVOTAL ALPHA LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

CUSIP No. 270087109

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 16, 2022

NAN FUNG GROUP HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

NF INVESTMENT HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

PERMWELL MANAGEMENT LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

GRAND EPOCH HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

ETERNAL SKY HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

PIVOTAL ALPHA LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director